780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com

May 11, 2010

VIA EDGAR

Ms. Kate McHale

Ms. Jessica Livingston

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

Marshall & Ilsley Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 001-33488

Dear Ms. McHale and Ms. Livingston:

On behalf of Marshall & Ilsley Corporation (the “Corporation”), this letter is to confirm the telephone conversation on May 10, 2010 between Randall J. Erickson, Senior Vice President, Chief Administrative Officer and General Counsel of the Corporation, and Ms. Livingston.  The Corporation will respond to the May 7, 2010 Comment Letter on or before Monday, June 7, 2010.  The Corporation requires this additional time to respond due to the technical nature of the comments received.

Please contact Mr. Erickson at (414) 765-7809, or the undersigned at (414) 287-9663, if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ C.J. Wauters

C.J. Wauters

cc:

Gregory A. Smith

Randall J. Erickson

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI; WASHINGTON, DC; AND SHANGHAI, PRC

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